May 8, 2013

VIA EDGAR AND E-MAIL

Era Anagnosti

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PGT, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed April 30, 2013

Amendment No. 2 to Registration Statement on Form S-3

Filed May 3, 2013

File No. 333-187481

Dear Ms. Anagnosti:

On behalf of PGT, Inc. (the “Company” or “PGT”), we hereby supplementally submit responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (as amended, the “Registration Statement”) as set forth in your letter dated May 7, 2013 (the “Comment Letter”). This letter follows our telephone conversation this morning.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. The Company’s response immediately follows each comment.

May 8, 2013

Selling Stockholders, page 5

1. If known, please disclose whether each of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that the selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter unless such selling stockholder received its securities as compensation for its services. If the selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that the selling stockholder acquired its shares in the ordinary course of business. If such statement is not true, you must indicate that the selling stockholder is an underwriter. In this regard, we note that the selling stockholder appears to be identified in both the legal opinion filed as Exhibit 5.1 to the registration statement and your press release dated March 25, 2013.

Response: As we discussed this morning, the Company will revise the disclosure on page 5 of the Registration Statement to disclose that the selling stockholder is not a broker-dealer or an affiliate of a broker-dealer. A copy of the Selling Stockholder section marked to show the proposed changes is enclosed. All required information with respect to the selling stockholder will be included by the Company in the prospectus supplement pursuant to Rule 430(b).

2. We note your response to comment three of our letter dated April 15, 2013. Please further elaborate on the initial transactions in which the selling stockholders received the securities covered by the registration statement to clearly identify each initial offering transaction the securities being registered for resale were sold. In this regard, we also note that the legal opinion filed as Exhibit 5.1 refers to certain board resolutions dated June 5, 2006; however, your disclosure here does not identify a 2006 transaction pursuant to which shares may have been issued. For additional guidance, please refer to Securities Act Rule 430B(b)(2)(iii). Additionally, we note your statement that each of the initial transactions was either a registered public offering or exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. For any securities offered and sold in a registered transaction, please tell us why you are now registering the resale of such securities.

Response: As discussed, the Company will revise the disclosure on page 5 of the Registration Statement to clearly describe each transaction in which the selling stockholder received securities covered by the Registration Statement. A copy of the Selling Stockholder section marked to show the proposed changes is

May 8, 2013

enclosed. The Company supplementally advises you that the June 8, 2006 resolutions related to a reverse stock split effected prior to the Company’s initial public offering. The Company is registering for resale the securities offered and sold in registered transactions because the securities are currently owned by an affiliate of the Company.

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I would appreciate if you could contact me at (302) 651-3090 with any comments or questions at your earliest convenience. Facsimile transmissions to the undersigned may be sent to (302) 434-3090.

Sincerely yours,

Robert B. Pincus

cc:	Jessica Dickerson, Esq. (via e-mail)

Mario Ferrucci III, Esq. (via e-mail)

Jeffrey T. Jackson (via e-mail)

our Company who is also a director, officer, member, manager or employee of any Sponsor Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Sponsor Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person in his or her capacity as a director or officer of our Company.

The above provision shall automatically, without any need for any action by us, be terminated and void at such time as the Sponsor Entities beneficially own less than 15% of our shares of common stock.

In recognition that we may engage in material business transactions with the Sponsor Entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, partners, members, managers and/or employees of any Sponsor Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if: the transaction was fair to us and was made on terms that are not less favorable to us than could have been obtained from a bona fide third party at the time we entered into the transaction; and either the transaction was approved, after being made aware of the material facts of the relationship between each of the Company or a subsidiary thereof and the Sponsor Entity and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, referred to as Interested Persons or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not interested persons; or the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Sponsor Entities and any interested person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, and its telephone number is (800) 937-5449.

SELLING STOCKHOLDERS

This prospectus relates to the possible sale of up to 32,092,267 shares of common stock by one of our stockholders, which is neither a broker-dealer not an affiliate of a broker-dealer, and its transferees, pledgees, donees or successors. The initial transactions in which the selling stockholder acquired the shares are: (i) 14,463,776 shares of common stock were acquired upon the acquisition of the Company in January 2004; (ii) 4,295,158 shares of common stock pursuant to the exercise of subscription rights and over-subscription rights in August and September 2008, respectively; and (iii) 13,333,333 shares of common stock pursuant to the exercise of subscription rights and over-subscription rights in March 2010. The issuance of shares in the January 2004 acquisition of the Company was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The issuances of shares acquired in the subscription rights transactions were registered pursuant to Section 5 of the Securities Act. Each of these offerings has been completed and the shares of common stock acquired therein were issued and outstanding prior to March 22, 2013, the original date of filing of the Registration Statement of which this prospectus is a part. The initial purchaser of our securities, as well as its transferees, pledges, donees or successors, all of whom we refer to as “selling stockholders,” may from time to time offer and sell the securities pursuant to this prospectus and any applicable prospectus supplement.

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

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